SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Composition of the Board of Directors, the Supervisory Committee and members of the Audit Committee since January 31, 2018.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE AND MEMBERS OF THE AUDIT COMMITTEE

AS OF JANUARY 31, 2018

I)      Pursuant to the resolutions adopted by the General Ordinary Shareholders’ Meeting held on January 31, 2018 and by the Board of Directors on its meeting celebrated in the same day, the composition of the Board of Directors of Telecom Argentina S.A. is as follows:

BOARD OF DIRECTORS: Chairman: Mr. Alejandro Alberto Urricelqui. Vice-Chairman: Mr. Mariano Marcelo Ibáñez. Directors: Mr. Sebastián Bardengo, Mr. Ignacio José María Sáenz Valiente, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Germán Horacio Vidal, Mr. Luca Luciani, Mr. Baruki Luis Alberto González and Mr. Alejo Maxit. Alternate Directors: Mrs. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Diaz, Mrs. Claudia Irene Ostergaard, Mr. Nicolás Sergio Novoa, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Facundo Goslino, Mrs. Lucrecia María Delfina Moreira Savino, Mr. Saturnino Jorge Funes, Ms. Carolina Susana Curzi and Mr. Santiago Ibarzábal Murphy.

The members of the Board of Directors will hold office for three Fiscal Years (until the date of the Shareholders' Meeting which will consider the documentation for Fiscal Year 2020).

II)   Pursuant to the resolutions adopted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, and by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017 which second part was held on June 6, 2017, the composition of the Supervisory Committee is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Ernesto Juan Cassani, Mr. Diego Emilio Rangugni, Mrs. María Ximena Digón and Mr. Gabriel Andrés Carretero. Alternate Members: Mr. Javier Alegría, Mr. Pablo Cinque, Mr. Juan Facundo Genis, Mrs. Ximena Noguerol and Mr. Raúl Alberto Garré.

The members of the Supervisory Committee will hold office until the date of the Shareholders' Meeting which will consider the documentation for the Fiscal Year 2017.

III)  Pursuant to the resolutions adopted by the Board of Directors on its N° 367 meeting celebrated on January 31, 2018, the composition of the Audit Committee as from today is as follows:

AUDIT COMMITTEE: Mr. Carlos Alejandro Harrison (“financial expert” of the Audit Committee); Mr. Martín Héctor D´Ambrosio and Mr. Germán Horacio Vidal.

Sincerely,

/s/ Andrea V. Cerdán

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	January 31, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations